

17016621

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lynx Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Parson Brown Ct.
(No. and Street)

Moraga	CA	94556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore J. Deutz — 925-388-0462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Theodore J. Deutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lynx Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 15TH day of FEB, 20 17,

by THEODORE J DEUTZ
Name of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



DOUGLAS R. MEYER
Commission # 2089576
Notary Public - California
Contra Costa County
My Comm. Expires Dec 7, 2018



Signature of Notary Public

Place Notary Seal Above

Description of Attached Document

Title or Type of Document: SEC AUDIT

Document Date: 2/15/2017 No. of Pages: 2

Signers(s) Other Than Named Above: ______

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Lynx Capital, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Lynx Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Walnut Creek, California
February 27, 2017

Lynx Capital, LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 21,827
Other asset	50
Total assets	$ 21,877
Liabilities and Member's Equity	
Liabilities	
Accrued expenses	$ 7,673
Unearned revenue	1,250
Total liabilities	8,923
Member's Equity	12,954
Total liabilities and member's equity	$ 21,877

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC

Statement of Operations

For the Year Ended December 31, 2016

Revenues	
Advisory Fees	$ 361,471
Other income	9,437
Total Revenues	370,908
Operating Expenses	
Commission expense	325,338
Insurance	7,154
Professional fees	22,839
Regulatory fees	8,508
All other operating expenses	9,566
Total Expenses	373,405
Net Income (loss) before taxes	(2,497)
Provision for taxes	1,700
Net Income (Loss)	$ (4,197)

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2016

Balance, January 1, 2016	$	17,151
Net income		(4,197)
Balance, December 31, 2016	$	12,954

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net (loss)	$ (4,197)
Adjustments to reconcile net loss to net cash used in operating activities	
(Increase) decrease in assets:	
Accounts receivable	6,961
Prepaid expenses	278
Other asset	(50)
Increase (decrease) in liabilities:	
Accrued expenses	7,083
Accrued commissions	(2,510)
Unearned revenue	(15,870)
Net cash used in operating activities	(8,305)
Net decrease in cash	(8,305)
Cash at beginning of year	30,132
Cash at end of year	$ 21,827
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for tax	$ 800

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

Lynx Capital, LLC, formerly GP Group, LLC (the "Company"), was organized in the State of California on October 21, 2008. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in providing private placement of securities on a best effort basis and corporate finance and other investment banking advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Investment advisory services
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income – Fee income is earned from providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue.

Income Taxes – The Company, a limited liability company, is a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

Lynx Capital, LLC
Notes to Financial Statements
December 31, 2016

Note 3 – Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Note 4 – Related Party Transactions

The Company uses the personal residence of the principal as office space and does not pay rent or other related expenses.

Included in the compensation expense, for the year ended December 31, 2016, are commissions of $224,000 paid to the sole Member.

Note 5 – Concentration of Credit Risk

For the year ended December 31, 2016, 100% of fee income was earned from four clients.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2016, the Company had net capital of $12,902 which was $7,902 in excess of its required net capital of $5,000. The Company's net capital ratio was .69 to 1.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 27, 2017, the date the financial statements were issued, and has determined that no subsequent events occurred, the nature of which would require disclosure.

Supplemental Information

Lynx Capital, LLC
Schedule I - Computation of Net Capital Pursuant to
Rule 15c3-1
December 31, 2016

Computation of Net Capital	
Total ownership equity (from Statement of Financial Condition)	$ 12,954
Non allowable assets:	
Other current assets	(50)
Net Capital	$ 12,904
Computation of Net Capital Requirements	
Minimum net capital indebtedness	
6.67% of net aggregate indebtedness	595
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital (Deficit)	$ 7,904
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 12,012
Computation of Aggregate Indebtedness	
Total liabilities (from Statement of Financial Condition)	8,923
Ratio of indebtedness to net capital	0.69

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2016)

There are no material differences noted in the Company's net capital computation and the at December 31, 2016

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Lynx Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Lynx Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Lynx Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Lynx Capital, LLC

We have audited the accompanying statement of financial condition of Lynx Capital, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lynx Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



Walnut Creek, California
February 27, 2017


L
LYNX
CAPITAL

Lynx Capital, LLC
55 Parson Brown Ct.
Moraga, CA 94556

Exemption Report

December 31, 2016

Ernst Wintter & Associates LLP
675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

RE: SEA Rule 17a-5(d) (4) Exemption Report

Pursuant to the referenced rule, the following information is provided.

Under its Membership Agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Lynx Capital, LLC met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2016 through December 31, 2016.

Sincerely,

Theodore J. Deutz
Principal

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

February 27, 2017

To the Member of
Lynx Capital, LLC

In connection with our audit of the financial statements and supplemental information of Lynx Capital, LLC (the "Company") for the year ended December 31, 2016, we have issued our report thereon dated February 27, 2017. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2016. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Lynx Capital, LLC in its 2016 financial statements are described in Note 2 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. We did not identify any significant estimates.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The Company's accounting policies and practices were appropriate and we noted no management biases in the financial statement amounts or disclosures.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's SEA Rule 17a-5(d)(4) Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I, II and III that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the those charged with Governance and management of Lynx Capital, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,



Ernst Wintter & Associates LLP

Summary of Uncorrected Misstatements

Proposed JE # 2			
Record NCP Fund I Q4 True up revenue			
1150	Accounts Receivable	1,660.00	
5002	Fees:Placement Fees		1,660.00
Total		**1,660.00**	**1,660.00**

Proposed JE # 3			
Reclassify insurance expense to prepaid expense			
1200	Prepaid Expenses	5,212.00	
6280	Insurance		5,212.00
Total		**5,212.00**	**5,212.00**

Proposed JE # 4			
Reclassify placement fees to reimbursed expenses			
5002	Fees:Placement Fees	3,008.00	
5008	Reimbursed Expenses		3,008.00
Total		**3,008.00**	**3,008.00**